Exhibit 1.01
Conflict Minerals Report of
Gilat Satellite Networks Ltd.
                                           For The Year Ended December 31, 2014

Statements in this Conflict Minerals Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Continuous Improvement Efforts to Mitigate Risk” section of this report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, the requirements of certain of our customers to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F  for the year ended December 31, 2014. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Introduction

This report is filed by Gilat Satellite Networks Ltd. (herein referred to as “Gilat,” the “Company,”  “we,” “us,” or “our”) for the year ended December 31, 2014 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are tin, tantalum, tungsten, and gold (“3TG”).

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the covered countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit the SEC a Conflict Minerals Report (“CMR”) that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that an audit is required in 2014, only if the CMR describes a product as “DRC conflict free”.

1.	Company Overview

Gilat is a leading global provider of broadband satellite communication and networking products and services.

2.	Products Overview

We design, produce and market very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite.  VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.  In addition, we provide for the cellular market integrated small cell and satellite backhaul solutions.

We have a large installed customer base and since 1989 we have shipped more than one million VSAT units, over 3,000 low profile antennas and approximately 15,000 BUCs and SSPAs to customers in approximately 90 countries on six continents.  Our products are sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology.

The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

We determined that during the 2014 calendar year we manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the sources of the 3TG minerals.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG minerals contained in components which are included in our products.

4.	Reasonable Country of Origin Inquiry (RCOI)

During the year ended December 31, 2014, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary 3TG minerals originated in Covered Countries and found that the 3TG minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals used in our products. Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain and drive accountability within the supply chain by employing the EICC/GeSI Conflict Free Sourcing Initiative (the “CFSI”) and by continuing our outreach efforts.

The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;
•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the CFSI; and
•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and evident inaccurate responses.

5.	Design of Our Due Diligence

Based on the findings of our RCOI, we designed our due-diligence process in conjunction with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.

6.	Due Diligence Performed

During the reporting period our due diligence measures included the following:

6.1	Establish Strong Company Management Systems

•	reviewing the Company’s Conflict Minerals Policy first adopted during 2013, which is posted on our website at http://www.gilat.com/about-us;
•	establishing a team with cross functional members and senior executives;
•	communicating expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components containing Conflict Minerals;
providing our direct suppliers with educational materials about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and
•	retaining relevant documentation in an electronic database for at least five years.

6.2	Identify and assess risks in the supply chain

Because of our size, the breadth and complexity of our products and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We conducted a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the Conflict Minerals Reporting Template to identify the smelters and refiners.

As part of our risk based approach, we chose to focus our efforts on first priority suppliers that were selected based on our purchasing spend. The first priority suppliers cover 90% of our suppliers’ spend.

6.3	Design and Implement a Strategy to Respond to Identified Risks

We report the findings of the supply chain risk assessment to the senior management.

We internally report certain suppliers identified as high risk to relevant personnel for follow up actions, such as, contacting such suppliers whose responses were identified as incomplete, inconsistent or inaccurate.

We compare smelters/refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” validation by programs such as the CFSI.

6.4	Carry out independent third-party audit of smelter/refiner’s due diligence practices

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Therefore, our direct and/or upstream suppliers are in a better position to identify smelters and refiners within the supply chain. As a result, our due diligence efforts rely on cross-industry initiatives such as those led by the CFSI.

In our due diligence process, we utilize the Conflict Minerals Reporting Template designed by the CFSI.

6.5  Report Annually on Supply Chain Due Diligence

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available at  http://www.gilat.com/  and meet the OECD guidelines which recommend we report annually on our supply chain due diligence.

7.           Results of assessment

We have contacted suppliers, which are the direct suppliers for our products that are within the scope of the RCOI, which account for 90% of our spending on supplies.  We received responses from 77% of such suppliers to date. Of the responses received to date, the reporting suppliers indicated that either they provided conflict free minerals or that they are unsure of the origin of the Conflict Minerals that they supplied to us.

As mentioned above, we do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Accordingly, we can only provide reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals, since the information comes from direct and secondary suppliers.  Further, the information gathered from our suppliers is not obtained on a continuous, real-time basis.

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the reporting period, we do not have sufficient information with respect to the subject minerals to determine the country of origin of all of the subject minerals we use to manufacture the subject products and thus are unable to determine whether any of the subject minerals originated in the covered countries and, if so, whether the subject minerals were from recycled or scrap sources, financed conflict in the covered countries or did not finance conflict in the covered countries.

Despite our efforts to follow up with certain covered suppliers, we did not receive responses from all covered suppliers, and the covered suppliers who responded showed varying degrees of cooperation with our inquiries. In addition, we encountered the following challenges in obtaining and analyzing the responses we received:

•	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

•	We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Exchange Act;

•	The information our suppliers provided was sometimes incomplete and required significant follow-up;

•	Some suppliers provided responses at a company or divisional level, and not at a product level specific to the materials and components we use in the subject products

•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for materials and components supplied to us; and

•	Our ability to influence cooperation from certain suppliers was limited when we were multiple tiers away from the smelter in the supply chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the subject minerals.

We identified through our good faith RCOI and related due diligence a total of 498 smelters, out of which 177 are either verified by CFSI as conflict-free or in audit process.

Smelters verified by CFSI as conflict-free or in audit process:

	validated	Other	Total
Tantalum	37	22	185
Tin	45	137	182
Tungsten	10	62	72
Gold	85	100	185
Total	177	321	498

Based on the information obtained pursuant to our good faith RCOI and due diligence process, we compiled the following list of known countries of origin for the Subject Minerals originating from the smelters listed in the foregoing tables:

Country of Origin

China, Switzerland, Australia, Canada, Mozambique, Brazil, Germany, Bolivia, Portugal, Russia, Spain, Mexico, South Korea, USA, Malaysia, Indonesia, Peru, Columbia, South Africa, Nigeria, Rwanda, Thailand, Vietnam, Ethiopia, Zimbabwe, Burundi, Congo,  Taiwan, Hong-Kong.

8.	Continuous improvement efforts to mitigate risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the Conflict Minerals we utilize benefit armed groups contributing to human rights violations:

►	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

►	continue including in our template terms and conditions in supplier contracts provisions that stipulate responses to conflict mineral related inquires;

►	provide educational materials to our employees who are involved with Conflict Minerals on the supplier side of our business;

►	continue providing educational materials to our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and

►	continue to attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the CFSI.